SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C. 20549



                                   SCHEDULE 13G

                     Under the Securities Exchange Act of 1934

                           ANCHOR FINANCIAL CORPORATION
                                 (Name of Issuer)


                                   Common Stock
                          (Title of Class of Securities)


                                    0330361-04
                                  (CUSIP Number)

Check the following space if a fee is being paid with this statement

 1) Name and I.R.S. Identification Number of Reporting Persons.

    The Anchor Bank Employee Stock Ownership Plan - 57-0744013.

 2) Check the Appropriate Box if a Member of a Group
         (a)
         (b)

 3) SEC Use

 4) Citizenship or Place of Organization:       South Carolina

 Number of     (5) Sole Voting Power       358,595
 Shares
 Beneficially  (6) Shared Voting Power        0
 Owned by
 Each Report-  (7) Sole Dispositive Power         358,595
 ing Person
 With          (8) Shared Dispositive Power           0

 9) Aggregate Amount Beneficially Owned be Each Reporting Person  358,595

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11) Percent of Class Represented by Amount in Row (9)     4.43%

12) Type of Reporting Person      EP

Item 1

         (a)  Anchor Financial Corporation

         (b)  2002 Oak Street
              Myrtle Beach, South Carolina  29577

Item 2

         (a)  Anchor Bank Employee Stock Ownership Plan

         (b)  2002 Oak Street
              Myrtle Beach, South Carolina  29577

         (c)  United States

         (d)  Common Stock

         (e)  CUSIP Number: 0330361-04

Item 3

         (a)       Broker or Dealer registered under Section 15 of the Act
         (b)       Bank as defined in Section 3(a)(6) of the Act
         (c)       Insurance Company as defined in Section 3(a)(19) of the Act
         (d)       Investment Company registered under section 8 of the
                   Investment Company Act
         (e)       Investment Adviser registered under section 203 of the
                   Investment Advisors Act of 1940
         (f)   X   Employee Benefit Plan, which is subject to the provisions
                   of the Employee Retirement Income Security Act of 1974
         (g)       Parent Holding Company
         (h)       Group, in accordance with ss. 240.13d-1(b)(1)ii(H)

Item 4: Ownership as of December 31, 1999

    (a)  Amount Beneficially Owned    358,595

    (b)  Percent of Class       4.43%

    (c)  Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote    358,595
         (ii)  shared power to vote or to direct the vote      0
         (iii) sole power to dispose or to direct the disposition of  358,595
         (iv)  shared power to dispose or to direct the disposition of   0

Item 5

The Percent of Class fell below 5% due to the increase in the number of actual shares outstanding from the Bailey Financial Corporation merger.

Item 6

Not applicable.

Item 7

Not applicable.

Item 8

Not applicable.

Item 9

Not applicable.

Item 10

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 21, 2000
Date

By:  /s/ Tommy E. Looper
Signature

Tommy E. Looper/Executive Vice President
Name/Title